CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee (1)
6.375% Notes due 2021	$300,000,000	$34,830

(1)	Calculated in accordance with Rule 457(r) under the Securities Act.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-164446

Prospectus Supplement

(To Prospectus dated January 21, 2010)

$300,000,000

6.375% Notes due 2021

We will pay interest on the notes on June 15 and December 15 of each year, commencing on December 15, 2011. The notes will mature on June 15, 2021. We may redeem the notes in whole or in part at any time at the redemption price set forth under “Description of Notes—Optional Redemption.” We will redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest if the acquisition of Chaucer Holdings PLC is not consummated. See “Description of Notes—Special Mandatory Redemption”.

The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our other existing and future indebtedness and other liabilities that are not, by their terms, expressly subordinated in right of payment to the notes.

We do not intend to apply for listing of the notes on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement, and under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and any other risk factors described in any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed after the date of our Annual Report, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Note	Total
Public offering price (1)	99.331%	$297,993,000
Underwriting discount	0.650%	$1,950,000
Proceeds, before expenses, to The Hanover Insurance Group, Inc. (1)	98.681%	$296,043,000

(1)	Plus accrued interest, if any, from June 17, 2011 to the date of delivery.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., on or about June 17, 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley	Wells Fargo Securities

Co-Managers

Barclays Capital
BB&T Capital Markets
J.P. Morgan
Lloyds Securities

Prospectus Supplement dated June 14, 2011

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the accompanying prospectus dated January 21, 2010, which is part of our Registration Statement on Form S-3 as filed with the U.S. Securities and Exchange Commission (the “SEC”).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information incorporated by reference in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus and “Incorporation of Certain Documents by Reference” in this prospectus supplement.

We have not, and the underwriters have not, authorized anyone to provide you any information other than that contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus or in any free writing prospectus filed by us with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is correct as of any time after the date of the respective document.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on behalf of us or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting”.

In this prospectus supplement and the accompanying prospectus, unless otherwise stated or the context otherwise requires, references to “THG,” “we,” “us” and “our” refer to The Hanover Insurance Group, Inc., a Delaware corporation, and its subsidiaries.

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to the indenture refer to the indenture dated as of January 21, 2010 between THG and U.S. Bank National Association, as trustee, as supplemented by the first supplemental indenture between THG and the trustee and the second supplemental indenture between THG and the trustee.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based our “forward-looking statements” on management’s belief and assumptions based on information available to our management at the time these statements are made. These “forward-looking statements” may relate, without limitations, to such matters as the completion of, and the expected benefits from, our pending acquisition of Chaucer Holdings PLC, future actions, integration of strategic acquisitions, prospects related to our strategic initiatives, anticipated premiums, expenses, interest rates, foreign exchange rates, financial performance or business prospects in future periods, the outcome of contingencies, liquidity, and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “seek to,” “should,” “will” and “would” or any variations of words with similar meanings. A variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed, anticipated or implied in our forward-looking statements. The factors listed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, as well as in our other filings with the SEC, such as on Forms 8-K, 10-Q and 10-K, are illustrative and other risks and uncertainties may arise as may be detailed from time to time in our public announcements and in our filings with the SEC. Our forward-looking statements speak only as of the dates on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these risks, see “Risk Factors” beginning on page S-11 of this prospectus supplement, and under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and any other risk factors described in any Quarterly Report on Form 10-Q or Current Report on Form 8-K filed after the date of our Annual Report.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is provided solely for your convenience. It is not intended to be complete. You should read carefully this entire prospectus supplement, the accompanying prospectus and all the information included or incorporated by reference herein or therein, especially the risks discussed in the section titled “Risk Factors” beginning on page S-11 of this prospectus supplement and in our periodic reports filed with the SEC.

The Hanover Insurance Group, Inc.

THG is a holding company organized as a Delaware corporation in 1995. The Hanover Insurance Company (“Hanover Insurance”) and Citizens Insurance Company of America (“Citizens”) are our principal property and casualty subsidiaries.

Our primary business operations include insurance products and services in three property and casualty segments: Commercial Lines, Personal Lines and Other Property and Casualty. We underwrite commercial and personal property and casualty insurance through Hanover Insurance, Citizens and other THG subsidiaries, primarily through an independent agent network concentrated in the Northeast, Southeast and Midwest U.S. In 2010, we expanded our geographic network of independent agents into the western parts of the U.S. Additionally, our Other Property and Casualty segment consists of: Opus Investment Management, Inc., which markets investment management services to institutions, pension funds and other organizations; earnings on THG assets; and a voluntary pools business which is in run-off.

Our strategy focuses on strong agency relationships and active agency management, disciplined underwriting, pricing, quality claim handling, and customer service. In Commercial Lines, we are increasingly segmenting our business into industry groups and coverages, which require higher levels of industry underwriting and claims expertise and specialized coverage forms. In Personal Lines, we are focusing on account business, with policy holders who purchase multiple lines of insurance. Overall, we seek to diversify our underwriting risks on a geographic and line of business basis.

Our principal executive offices are located at 440 Lincoln Street, Worcester, Massachusetts, 01653 and our telephone number is (508) 855-1000. We make available free of charge on or through our website, www.hanover.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (“SEC”). Additionally, our Code of Conduct is available, free of charge, on our website. The information contained in our website has not been, and shall not be deemed to be, incorporated by reference into this prospectus supplement and the accompanying prospectus.

Acquisition of Chaucer Holdings PLC

On April 20, 2011, THG announced the terms of a recommended cash offer pursuant to Rule 2.5 of the United Kingdom City Code on Takeovers and Mergers (the “Initial Offer Document”) to acquire Chaucer Holdings PLC (“Chaucer”), a U.K. based insurance business (the “Acquisition”). The Initial Offer Document was amended by the supplementary circular relating to the recommended cash acquisition of Chaucer by 440 Tessera Limited (“Tessera”), a wholly-owned subsidiary of THG, dated May 20, 2011 (the “Supplementary Circular”, and, collectively with the Initial Offer Document, the “Offer”). Under the terms of the Offer and subject to the satisfaction of a number of customary terms and conditions, shareholders of Chaucer would be entitled to receive 53.3 pence for each Chaucer Share (the “Acquisition Price”) in cash and 2.7 pence in cash for each Chaucer Share as a final dividend (the “Final Dividend”). The Final Dividend was paid on May 27, 2011.

Certain shareholders of Chaucer may elect to receive the Acquisition Price in the form of unsecured loan notes with an annual interest rate of 0.25%, paid semi-annually, issued by Tessera, subject to certain restrictions (“Acquisition Notes”). In the aggregate, the Acquisition Price and the Final Dividend valued Chaucer’s fully diluted share capital at approximately 313 million Pounds Sterling (“GBP”), or approximately US$508 million (assuming a currency exchange rate of 1.623 on June 10, 2011). For more information on the terms of the Acquisition, see “Prospectus Supplement Summary—Offer and Implementation Agreement”.

Having completed a number of strategic initiatives to expand and strengthen our business since 2003, we believe that the Acquisition would represent a natural step to delivering on our strategic vision to build a world-class property and casualty insurance company. We also believe that the Acquisition would be consistent with our existing strategic and financial priorities, which include achieving a more balanced product and geographic mix and providing distinctive insurance products to agents and brokers for our customers.

We believe that Chaucer would be a highly complementary addition to our existing platform, in particular due to its history of achieving underwriting profitability, its attractive business mix, and experienced management and underwriting teams. Chaucer would also provide us with a leading presence at Lloyd’s, which would offer us access to international licenses, sophisticated excess and surplus insurance business and an ability to syndicate certain risks.

We believe that the potential benefits of the Acquisition include:

•

Enhanced scale and market position and geographic and earnings diversity: The combined company would enjoy enhanced scale and a broadened market position. Further, the Acquisition is consistent with our strategy of achieving a balanced split of net premiums earned among commercial, specialty and personal insurance. Chaucer would also add a presence outside the U.S.

•

Enhanced product and underwriting capabilities: The Acquisition would result in broader product and underwriting capabilities that would expand our specialty insurance capabilities and market share in key product categories. Chaucer underwrites multiple major insurance and reinsurance classes of business, almost all of which are additive to our current product set. We believe that Chaucer has an experienced senior underwriting team, as evidenced by the fact that the members of Chaucer’s senior underwriting team have an average of 32 years of industry experience.

•

Improved partner agent strategy: We believe that the Acquisition would enhance our distribution strategy by enabling us to offer a broader and more specialized set of products to our partner agents and brokers. Specifically, products such as energy, aviation, engineering, marine and specie insurance are expected to become valuable additions to the current product portfolio offered to our key distribution partners.

We expect that, if completed, the Acquisition would be financially attractive with an expected improvement in future earnings and return on equity, and diversification of our risk profile. We currently expect the Acquisition to be neutral to modestly accretive to earnings per share in the year ending December 31, 2011, and that the Acquisition would result in earnings per share accretion of approximately 10% in the year ending December 31, 2012. A corresponding increase in return on equity is expected.

We believe that the Acquisition would result in a strong balance sheet for the combined company and would also facilitate the effective use of our capital and debt capacity.

Offer and Implementation Agreement

Under the terms of the Offer, Tessera will purchase the shares of Chaucer for the Acquisition Price. While we expect a majority of shareholders of Chaucer to elect to receive the Acquisition Price in cash, certain shareholders of Chaucer, subject to a 20 million GBP Cap (the “Cap”) and certain customary terms and conditions, may elect to receive the Acquisition Price in the form of Acquisition Notes in lieu of cash. The Final Dividend relates to the year ended December 31, 2010, and was paid on May 27, 2011. The Offer is structured as a court-sanctioned scheme of arrangement (the “Scheme”) under part 26 of the United Kingdom Companies Act 2006 (the “2006 Act”), including an associated capital reduction (the “Capital Reduction”).

The Offer is subject to a number of customary terms and conditions, including U.K. and U.S. regulatory and other clearances, authorizations and approvals among them approval of the U.K. courts and regulators in various jurisdictions. Implementation of the Scheme and confirmation of the Capital Reduction will also require the sanction of the High Court of Justice in England and Wales. To date, the Offer has received approval under the Hart-Scott-Rodino Antitrust Improvements Act in the U.S. and from the U.K. Office of Fair Trading.

We also entered into an Implementation Agreement with Chaucer dated April 20, 2011 (the “Implementation Agreement”) containing obligations regarding the conduct of Chaucer prior to the closing of the Acquisition, the recommendation of the Offer by Chaucer’s directors and other matters. Chaucer has given THG the right to match any superior offer and has agreed, under certain circumstances, to a break-up fee payable to THG equal to the greater of (i) 2,975,380 GBP (US$4,829,042), or (ii) the maximum amount permitted under rules of the United Kingdom Takeover Panel. This equates to approximately 1% of the aggregate Acquisition Price. The break-up fee is payable in the event that (a) the Chaucer directors do not unanimously and without qualification recommend the Offer to Chaucer’s shareholders, or they subsequently withdraw or adversely amend their recommendation; (b) an alternative proposal or offer from another bidder is made and the Offer subsequently is withdrawn or lapses, and such other offer is completed within 12 months of such withdrawal or lapse; or (c) the Offer is not approved by the Chaucer shareholders and the Offer is subsequently withdrawn, is not implemented or lapses. The Implementation Agreement provides that the Acquisition will be unanimously recommended by the board of directors of Chaucer. The Scheme was approved by the requisite vote of shareholders on June 7, 2011.

The Acquisition is expected to close early in the third quarter of 2011. We will redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest if the Acquisition is not consummated as specified in “Description of Notes—Special Mandatory Redemption.”

The foregoing summary of the Offer and Implementation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Offer and Implementation Agreement, each of which is included in our Current Report on Form 8-K filed with the SEC on April 21, 2011.

Financing for the Acquisition

We intend to fund the aggregate Acquisition Price of approximately 298 million GBP (US$484 million—this currency conversion assumes a currency exchange rate of 1.623 on June 10, 2011) through a combination of the net proceeds from this offering and funds on hand, which include a $99 million ordinary dividend paid to us by Hanover Insurance on April 15, 2011.

In order to meet “funds certain” requirements of The United Kingdom City Code on Takeovers and Mergers, we are required to have available sufficient resources to pay the cash consideration due on consummation of the Acquisition. In order to meet this requirement, we deposited US$328 million of cash and securities in escrow and entered into an acquisition bridge credit agreement (the “Bridge Agreement”), on April 20, 2011, for a senior unsecured term loan facility with the lenders named therein (the “Lenders”), Goldman Sachs Bank USA, as arranger and administrative agent, and Wells Fargo Bank, N.A. and Morgan Stanley Senior Funding, Inc., as co-agents. The Bridge Agreement provides for borrowings by us in an aggregate principal amount not exceeding $180.0 million. The Bridge Agreement is available only for the purposes of funding the proposed Acquisition of Chaucer. The Bridge Agreement will automatically terminate if the net proceeds from this offering exceed $180.0 million and the bridge facility will no longer be available to fund the Acquisition. Of the proceeds from this offering, $180.0 million will be deposited in an escrow account until the proposed Acquisition is consummated, to satisfy the “funds certain” requirements. We also entered into a series of currency exchange forward agreements designed to ensure that the U.S. dollar denominated funds in the escrow account and available under the Bridge Agreement would be sufficient to pay the Acquisition Price in GBP.

The foregoing description of the Bridge Agreement is qualified in its entirety by reference to the complete terms and conditions of the Bridge Agreement, which is filed as Exhibit 10.1 to our Current Report on Form 8-K, dated April 21, 2011.

Recent Developments

THG

On May 23, 2011, THG announced that it estimates its pre-tax losses resulting from catastrophe events in April of 2011 to be in the range of $70 to $85 million, or $1.00 to $1.22 per share after-tax, driven predominantly by storms that occurred between April 22nd and 28th, which affected policyholders in Tennessee, Arkansas and other states.

In addition, and in order to add additional capital flexibility and liquidity, THG expects to enter into a revolving credit agreement (the “Proposed Credit Facility”) for general corporate purposes. THG has not entered into a definitive agreement with respect to the Proposed Credit Facility, but THG expects such arrangement to provide additional credit of up to a principal amount of approximately $150 million with the ability to request and, if THG is able to obtain lender commitments therefor, borrow, an additional amount of up to approximately $100 million. Such agreement will be subject to certain usual and customary representations, warranties, conditions and covenants, and may include restrictions on future borrowing capacity and other restrictions. There can be no assurances that THG will enter into the Proposed Credit Facility or that the terms will be as contemplated by THG.

Chaucer

The following information regarding Chaucer’s recent developments is derived from publicly available sources, such as Chaucer’s press releases and Chaucer’s Interim Management Statement for the three months ended March 31, 2011.

Chaucer reported gross written premiums of £274.1 million for the first quarter of 2011, representing a 9.6% increase over the £250.1 million gross written premiums in the first quarter of 2010. During the first quarter of 2011, Chaucer formally launched its new International Liability Business and entered into two new coverholder partnerships, one with Coastal Marine Services Limited and the other with Nakhodka Re.

As noted in Chaucer’s 2010 annual report, it experienced natural catastrophe losses in the first quarter of 2011 that were exceptional in magnitude and frequency. Since December 31, 2010, Chaucer announced the estimate of losses associated with the following catastrophes:

Catastrophe	Event Date	Loss Estimate (1)
Queensland, Australia Floods	January 2011	£8 million
Christchurch, New Zealand earthquake	February 2011	£19 million
North Eastern Japan earthquake and tsunami	March 2011	£27.5 million to £35.0 million

(1)	Net of reinstatement premiums and reinsurance

In its interim management statement released May 19, 2011, Chaucer reported that its previously announced loss estimates for Queensland floods, New Zealand earthquake and Japan earthquake and tsunami remain unchanged. Chaucer announced that it does not expect any significant insured loss to arise in connection with the Japan earthquake and tsunami and subsequent events with respect to its specialist Nuclear Syndicate 1176. Chaucer also announced further releases of £13.1 million, during the first quarter of 2011, from net loss reserves created in 2010 and prior years that were primarily related to Chaucer’s property and marine divisions, in addition to £7 million in releases announced on March 18, 2011 related to reduced claims arising from the Queensland floods and New Zealand earthquake.

Summary Financial Information

THG

The following table presents summary historical consolidated financial information for THG as of and for the periods presented below from the consolidated financial statements and related notes thereto, which are incorporated by reference herein. Results for the three-month periods ended March 31, 2010 and March 31, 2011 are derived from the unaudited condensed consolidated financial statements which have been prepared on a basis consistent with our audited consolidated financial statements, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of our financial position and results of operations for these periods. The operating results for such interim periods are not necessarily indicative of the results that may be expected for the full year. This summary financial information is qualified by reference to, and should be read in conjunction with, our historical consolidated financial statements, including notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated by reference herein.

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2011	2010	2010	2009	2008
	(amounts in millions, except per share amounts)
Statement of Income data:
Revenues
Premiums	$761.7	$666.5	$2,841.0	$2,546.4	$2,484.9
Net investment income	60.4	61.1	247.2	252.1	258.7
Net realized gains (losses)	3.3	10.9	29.7	1.4	(97.8)
Fees and other income	8.4	8.1	34.3	34.2	34.6

Total revenues	833.8	746.6	3,152.2	2,834.1	2,680.4

Losses and Expenses
Losses and loss adjustment expenses	511.0	431.6	1,856.3	1,639.2	1,626.2
Policy acquisition expenses	180.8	154.4	669.0	581.3	556.2
Loss (gain) from retirement of debt	2.5	—	2.0	(34.5)	—
Other operating expenses	102.0	101.3	413.8	377.2	333.6

Total losses and expenses	796.3	687.3	2,941.1	2,563.2	2,516.0

Income from continuing operations before federal income taxes	37.5	59.3	211.1	270.9	164.4
Federal income tax expense	9.6	17.1	57.9	83.1	79.9

Income from continuing operations	27.9	42.2	153.2	187.8	84.5
Income (loss) from discontinued operations	1.4	(0.4)	1.6	9.4	(63.9)

Net income	$29.3	$41.8	$154.8	$197.2	$20.6

Earnings per common share (diluted)	$0.64	$0.87	$3.34	$3.86	$0.40
Dividends declared per common share	0.275	0.25	1.00	0.75	0.45

Balance Sheet data (at fiscal period end):
Total assets	$8,514.9	$8,068.5	$8,569.9	$8,042.7	$9,230.2
Total liabilities	6,026.2	5,766.3	6,109.4	5,684.1	7,343.0
Debt	561.0	632.3	605.9	433.9	531.4
Shareholders’ equity	2,488.7	2,302.2	2,460.5	2,358.6	1,887.2
Other data:
Ratio of earnings to fixed charges (1)	4.178x	6.491x	5.222x	7.672x	4.528x

(1)	For purposes of the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before federal income taxes, minority interest, extraordinary items and cumulative effect of accounting changes plus appropriate fixed charges. “Fixed charges” consist of interest expense on debt and the portion of operating lease rental expense representative of an interest factor.

Chaucer

The summary historical financial information for Chaucer, included in the left-hand columns of the following table, labeled “Summary Historical Financial Information,” as of and for the years ended December 31, 2010 and 2009 is derived from the audited consolidated financial statements for such years, which are incorporated by reference in this prospectus supplement and the accompanying prospectus from Exhibit 99.1 to THG’s Current Report on Form 8-K dated June 14, 2011. Chaucer’s audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This summary financial information is qualified by reference to, and should be read in conjunction with, Chaucer’s historical consolidated financial statements, including notes thereto, as of and for the years ended December 31, 2010 and 2009, prepared using IFRS as issued by IASB, which are incorporated by reference herein. Financial information provided in accordance with IFRS should not be construed as a substitute for financial information determined in accordance with U.S. generally accepted accounting policies (“GAAP”).

For convenience, Chaucer’s summary historical financial information described above for the years ended December 31, 2010 and 2009, which was prepared using IFRS as issued by the IASB, has been replicated in the right-hand columns of the table, labeled “Unaudited, Non-GAAP Conversion to US Dollars,” and converted into US Dollars. Financial data from Chaucer’s consolidated income statement used in this section have been converted from GBP figures using a weighted average conversion rate of 1.5457 for the period starting January 1, 2010, and ending December 31, 2010 and 1.567 for the period starting January 1, 2009, and ending December 31, 2009. Financial data from Chaucer’s consolidated balance sheet used in this section have been converted from GBP figures using a December 31, 2010 spot conversion rate of 1.5612 for the 2010 information and a December 31, 2009 spot conversion rate of 1.6173 for the 2009 information.

	Summary Historical Financial Information		Unaudited, Non-GAAP Conversion to US Dollars
	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
	2010	2009	2010	2009
	(£ in millions, except per share amounts)		($ in millions, except per share amounts)
Statement of Income data:
Revenues
Net earned premiums	£588.9	£606.3	$910.3	$950.1
Net investment return	33.6	53.3	51.9	83.5
Other operating income	11.7	11.2	18.1	17.5

Total Revenue from Operations	634.2	670.8	980.3	1,051.1

Losses and Expenses
Net claims incurred	401.5	389.7	620.6	610.7
Expenses incurred in insurance activities	173.3	198.3	267.9	310.7
Other operating expenses	22.2	36.7	34.3	57.5

Total operating charges	597.0	624.7	922.8	978.9

Profit from operations	37.2	46.1	57.5	72.2
Finance costs	4.3	4.1	6.6	6.4

Profit before tax	32.9	42.0	50.9	65.8
Income tax expense	10.4	13.9	16.1	21.8

Profit for the year	£22.5	£28.1	$34.8	$44.0

Earnings per share (diluted)	4.0p	5.8p	$0.06	$0.09
Dividends per ordinary share (1)	4.0p	4.0p	$0.06	$0.06

Other comprehensive expense, net of tax	£2.5	£3.6	$3.86	$5.64

Total comprehensive income attributable to owners of Chaucer Holdings PLC	£20.0	£24.5	$30.9	$38.4

Balance Sheet data (at fiscal period end):
Total assets	£2,339.9	£2,056.1	$3,653.0	$3,325.3
Total liabilities	2,022.0	1,739.4	3,156.7	2,813.1
Total equity	317.9	316.7	496.3	512.2

(1)	The 2010 dividends per ordinary share include a final recommended dividend of 2.7 pence per share declared at Chaucer’s Annual General Meeting on May 19, 2011 and paid on May 27, 2011.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement. As used in this “Prospectus Supplement Summary—The Offering,” the terms “THG,” “we,” “our,” “us” and other similar references refer only to The Hanover Insurance Group, Inc. and not to any of its subsidiaries.

Issuer	The Hanover Insurance Group, Inc.

Securities Offered	$300,000,000 6.375% Notes due 2021.

Maturity	The notes will mature on June 15, 2021.

Interest	Interest on the notes will accrue from June 17, 2011. Interest on the notes will be payable semi-annually in arrears at the rate set forth on the cover page of this prospectus supplement on June 15 and December 15 of each year, commencing on December 15, 2011.

Optional Redemption	We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of Notes—Optional Redemption”), plus 50 basis points;

together in each case, with accrued interest thereon to, but not including, the date of redemption.

Special Mandatory Redemption	If (i) the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to the Company the cash and securities held in escrow pursuant to the Escrow Agreement, then we will redeem all the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price (each as defined herein). See “Description of Notes—Special Mandatory Redemption”.

Sinking Fund	The notes will not be entitled to the benefit of a sinking fund.

Covenants	The indenture will contain covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

•

incur, issue, assume or guarantee indebtedness secured by a lien on (A) any shares of capital stock issued by a restricted subsidiary and held directly or indirectly by THG or another restricted subsidiary or (B) any indebtedness of a restricted subsidiary owing to and held directly or indirectly by THG or another restricted subsidiary; and

•	issue or dispose of capital stock of a restricted subsidiary.

The indenture also limits our ability to engage in mergers, consolidations and certain sales of assets. These covenants are subject to important exceptions and qualifications, as described in the sections titled “Description of Notes—Certain Covenants” and “Description of the Debt Securities—Consolidation, Merger or Conveyance.”

Ranking	The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our existing and future indebtedness and other liabilities that are not, by their terms, expressly subordinated in right of payment to the notes. The notes will be effectively subordinated to all of our existing and future secured indebtedness and other secured liabilities to the extent of the value of the assets securing such indebtedness and liabilities and to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2011, we and our subsidiaries had on a consolidated basis approximately $561.0 million in senior and subordinated long-term indebtedness, inclusive of current installments on a consolidated basis, of which $320.7 million is senior debentures, $81.2 million is subordinated long-term indebtedness, $137.5 million is Federal Home Loan Bank of Boston borrowings by Hanover Insurance (“FHLBB Borrowings”) and $21.6 million is additional subsidiary indebtedness. Such FHLBB Borrowings are collateralized by government and government agency securities and such FHLBB Borrowings and subsidiary indebtedness are structurally senior to the notes.

Use of Proceeds	We currently intend to use all of the net proceeds from the sale of the notes and a portion of the $328.0 million of cash and securities that we have deposited in escrow to fund the Acquisition. The balance of the escrowed amount is intended for the repayment of certain indebtedness of the company (including Chaucer) and/or for general corporate and working capital purposes, which may include repurchase of shares of our common stock, capital expenditures, possible acquisitions and repurchase or redemption of notes outstanding, and any other general corporate purposes. If (i) the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to the Company the cash and securities held in escrow pursuant to the Escrow Agreement, then we will redeem all the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price (each as defined herein). See “Description of Notes—Special Mandatory Redemption” and “Use of Proceeds”.

Further Issuances

We may, without notice to or consent of the holders or beneficial owners of the notes, issue in a separate offering additional notes having the same ranking, interest rate, maturity and other terms as the notes, provided, however, that no such additional notes may be issued unless either such additional notes are fungible with the notes for U.S.

federal income tax purposes or are issued with a different CUSIP number. The notes and any such additional notes will constitute a single series under the indenture unless the additional notes are issued with a different CUSIP number.

Denomination and Form	We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company, or DTC. Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which, in turn, will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement, and under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and any other risk factors described in any Quarterly Report on Form 10-Q or Current Report on Form 8-K, for a description of certain risks you should consider before investing in the notes.

Certain U.S. Federal Tax Considerations	For a discussion of certain U.S. federal income tax consequences to the holders of the Notes, see “Certain United States Federal Income Tax Consequences.”

Trustee	U.S. Bank National Association

Governing Law	New York

RISK FACTORS

You should carefully consider the following risk factors as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion of risk factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and any other risk factors described in any Quarterly Report on Form 10-Q, all of which is incorporated by reference, or any risk factor described in a Current Report on Form 8-K filed after our Annual Report, before making a decision to invest in the notes. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. Some of these factors relate principally to our business and the industry in which we operate or the Acquisition, while others relate principally to your investment in the notes. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.

Risk Related to the Acquisition

The Acquisition involves a number of integration risks. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

If we are unable to successfully integrate Chaucer into our business, we may not realize the benefits of the Acquisition. The integration process could disrupt our business and a failure to successfully integrate the two businesses could have a material adverse effect on our business, financial condition and results of operations. In addition, the integration of two formally unaffiliated companies could result in unanticipated problems, expenses, liabilities, competitive responses, loss of employer or agent relationships, and diversion of management’s attention. The difficulties of integrating an acquisition include, among others:

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of logistics, marketing and administration methods;

•	maintaining employee morale and retaining key employees;

•	integrating the business cultures of both companies;

•	preserving important strategic, reinsurance and other relationships;

•	integrating legal, regulatory and financial controls in multiple jurisdictions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	the diversion of management’s attention from ongoing business concerns;

•	integrating geographically separate organizations;

•	significant transaction costs, including exchange rate fluctuations which could affect the cost and the ongoing benefit of the Acquisition;

•	risks and uncertainties in our ability to increase the investment yield on the Chaucer investment portfolio;

•	risks and uncertainties in our ability to decrease financial leverage as a result of adding future earnings to our capital base;

•	risks and uncertainties regarding the volatility of underwriting results in a combined entity;

•	our ability to efficiently manage capital;

•	tax issues, such as tax law changes and variations in tax laws as compared to the U.S.;

•	our ability to improve renewal rates and increase new property and casualty policy counts;

•	our ability to increase or maintain certain property and casualty insurance rates (including with respect to U.K. motor business);

•	heightened competition (including rate pressure);

•	complying with laws, rules and regulations in multiple jurisdictions, including new and multiple employment regulations; and

•	the impact of new product introductions.

In addition, even if our businesses are integrated successfully, we may not realize the full benefits of the Acquisition, including the synergies, cost savings or underwriting or growth opportunities that we expect. It is possible that these benefits may not be achieved within the anticipated time frame, or at all.

Assuming the Acquisition is completed, we could face new and additional risks in connection with the acquired business of Chaucer which could cause a material adverse effect on our business, financial position and results of operations.

Upon the consummation of the Acquisition, we could be exposed to new and additional risks associated with the business and operations of Chaucer which could cause a material adverse effect on our business, financial position and results of operations. The additional risks to which we may be exposed include, but are not limited to, the following:

•

an expansion of risks to which we are already subject as an insurance company, such as risk of adverse loss development, litigation, investment risks and the possibility of significant catastrophe losses (as a result of natural disasters, nuclear accidents, severe weather and terrorism) occurring in the countries in which Chaucer operates, and others;

•

the uncertainties in estimating man-made and natural catastrophe losses (including with respect to recent catastrophe losses in Australia, Chile, New Zealand and Japan which have affected Chaucer, and winter storm-related losses which have affected us);

•

risks relating to the application and interpretation of insurance and reinsurance contracts, particularly with respect to a complex international event such as the unfolding problems at the Fukushima Dai-ichi nuclear power complex in Japan and its impact on Lloyd’s Syndicate 1176, in which Chaucer has a 55% interest;

•	adverse and evolving state, federal and, with respect to Chaucer or the proposed combined companies, foreign legislation or regulation;

•	Chaucer’s exposure to currency risks and fluctuations, as a significant proportion of Chaucer’s business, is conducted in various currencies and in several countries outside the U.S.;

•	unexpected or overlapping concentrations of risk where one event or series of events can affect many insured parties;

•	uncertainties in estimating of Chaucer’s current single occupational pension scheme deficit;

•

risks and uncertainties relating to a new composite European Union directive (known as Solvency II) covering the prudential supervision of all insurance and reinsurance companies that is being developed to replace the existing life, non-life insurance and reinsurance directives that govern the insurance business in the U.K. Among various other obligations, Solvency II will impose new capital requirements on Chaucer; and

•

uncertainties relating to obtaining consents required by certain of Chaucer’s creditors in connection with the Acquisition. Obtaining such consents is not a condition to the closing of the Acquisition and the failure to obtain such consents could result in penalties, including mandatory prepayment of certain outstanding debts.

Additionally, as a specialist in Lloyd’s insurance group, Chaucer is subject to a number of specific risk factors and uncertainties, including without limitation: its reliance on insurance and reinsurance brokers and distribution channels to distribute and market its products; its obligations to maintain funds at Lloyd’s to support its underwriting activities; its risk-based capital requirement being assessed periodically by Lloyd’s and being subject to variation; its reliance on ongoing approvals from Lloyd’s, the Financial Services Authority and other regulators to conduct its business; the limitations and approval requirements that certain of Chaucer’s regulated subsidiaries face from the Financial Services Authority with respect to payment of dividends, return of capital to any shareholder and becoming a borrower, guarantor or provider of security interest on any financial obligations; its obligations to contribute to the Lloyd’s New Central Fund and pay levies to Lloyd’s; its ongoing ability to benefit from the overall Lloyd’s credit rating; its ongoing ability to utilize Lloyd’s trading licenses in order to underwrite business outside the U.K.; its ongoing exposure to levies and charges in order to underwrite at Lloyd’s; and the requirement for it to maintain deposits in the U.S. for U.S. situs risks it underwrites.

We cannot assure you that we will be able to adequately address these additional risks. If we are unable to do so, our operations might suffer.

As one of our consolidated companies, Chaucer and its subsidiaries will be subject to Sarbanes-Oxley and rules and regulations of the SEC and PCAOB.

Upon consummation of the Acquisition, Chaucer and its subsidiaries will become subsidiaries of our consolidated company, and will need to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board. We will need to ensure that Chaucer establishes and maintains effective disclosure controls, as well as internal controls and procedures for financial reporting.

The unaudited pro forma financial data included elsewhere in this prospectus supplement is limited and may not be representative of our results as a combined company after the consummation of the Acquisition.

We and Chaucer currently operate as separate companies. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. We have presented unaudited pro forma financial data for informational purposes only to illustrate the impact of the Acquisition. The pro forma financial data are not necessarily indicative of the financial position, results of operations or other metrics that would have actually occurred had the Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results, financial position or other metrics of the combined company. The information derived from Chaucer’s consolidated financial statements and used in calculating the pro forma financial information has been converted from IFRS in accordance with IASB to U.S. GAAP and includes estimated preliminary purchase accounting adjustments. Final purchase accounting adjustments to be used to prepare the pro forma financial statements required by the SEC that THG must prepare within 75 days following the closing of the Acquisition depend on valuations and other studies that have yet to commence or progress to a state for a definitive measurement, the interest rate on the notes and other factors subject to change and, as a result, are likely to differ from the estimated preliminary purchase accounting adjustments used to prepare the pro forma financial data. Financial data from Chaucer’s consolidated financial statements have been converted from GBP figures using specified conversion rates. The pro forma financial data do not reflect future nonrecurring charges resulting from the Acquisition. The unaudited pro forma financial data do not reflect future events that may occur after the Acquisition, including potential restructuring activities or other costs related to the planned integration of Chaucer, and do not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial data presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Risks Related to the Notes

We are a holding company that depends on the ability of our insurance subsidiaries to pay dividends to us in order to service our indebtedness.

We are a holding company and do not have any significant operations or assets other than our ownership of the shares of our operating subsidiaries. Dividends and other permitted distributions from our insurance subsidiaries are our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses. Our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our insurance subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to meet our debt service obligations. Chaucer’s and certain of its subsidiaries’ ability to pay dividends or to return capital to us is similarly limited by Lloyd’s and the Financial Services Authority, and the ability of certain of Chaucer’s regulated subsidiaries to become a borrower or guarantor or provider of any security interest on any financial obligations is subject to review by the Financial Services Authority.

There can be no assurances that the Acquisition will be consummated when anticipated or at all. If the Acquisition is not consummated, we will be required to redeem the notes, and consequently you may not obtain your expected return on the notes.

We expect that the proposed Acquisition of Chaucer will close early in the third quarter of 2011, but it is possible that the closing of the Acquisition may not occur when anticipated, if at all. The Acquisition is subject to a number of conditions, including the consent of the Financial Services Authority of the United Kingdom and the Society of Lloyd’s. The Acquisition also requires the sanction of the High Court of Justice of England and Wales. The Acquisition is to be effected in accordance with the U.K. City Code on Takeovers and Mergers and the terms and conduct of the proposed Acquisition will be subject to the jurisdiction of the U.K. Panel on Takeovers and Mergers. A delay in the closing of the Acquisition or a failure to consummate the Acquisition may inhibit our ability to execute our business plan. If (i) the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to us the cash and securities held in escrow pursuant to the Escrow Agreement, then we will redeem all the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. See “Description of Notes—Special Mandatory Redemption”. If we must redeem the notes pursuant to this special redemption provision, you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from such redemption in an investment that results in a comparable return.

The notes are effectively subordinate to the existing and future liabilities of our subsidiaries.

Our subsidiaries are separate and distinct legal entities from us. None of our subsidiaries will guarantee the notes, and our subsidiaries will have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. Any payment of dividends, loans or advances by our subsidiaries could be subject to contractual restrictions. In addition, payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings, legal ability to pay dividends and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any secured indebtedness and other secured liabilities of our subsidiaries to the extent of the value of the assets securing such indebtedness and liabilities, and to all indebtedness and other liabilities of our subsidiaries senior to that held by us. As of March 31, 2011, our subsidiary, Hanover Insurance, had approximately $137.5 million in long-term indebtedness outstanding under FHLBB Borrowings, and there is an additional $21.6 million of other subsidiary indebtedness, all of which would be structurally senior to the notes.

The notes would be subject to prior claims of any secured creditors.

The notes are our senior unsecured general obligations, ranking equally with other unsecured and unsubordinated debt but below any secured debt to the extent of the value of any assets constituting security. The indenture governing the notes permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any debt secured by our assets, these assets will be subject to the prior claims of our secured creditors, and in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, these pledged assets would be available to satisfy secured obligations before any payment could be made on the notes. To the extent that such assets could not satisfy in full any such secured obligations, the holders of such obligations would have a claim for any shortfall that would rank equally in right of payment with the notes. In that case, we might not have sufficient assets remaining to pay amounts due on any or all of the notes.

The negative covenants are applicable to our restricted subsidiaries.

As more fully described under “Description of Notes—Certain Covenants”, negative covenants that apply to the notes impose certain limitations on our ability to issue or dispose of capital stock of a restricted subsidiary and limit us and our restricted subsidiaries from incurring, issuing, assuming or guaranteeing any indebtedness secured by a lien on (A) any shares of capital stock issued by a restricted subsidiary and held by THG or another restricted subsidiary or (B) any indebtedness of a restricted subsidiary owing to and held by THG or another restricted subsidiary, without effectively providing that the notes shall be secured equally and ratably with (or prior to) such indebtedness. Those covenants do not apply to our subsidiaries that are not restricted subsidiaries. The indenture does not limit the secured debt incurred, assumed or guaranteed by our subsidiaries that are not restricted subsidiaries, or limit our ability to issue or dispose of capital stock of a subsidiary that is not a restricted subsidiary. A restricted subsidiary is one of our subsidiaries whose assets constitute at least 15% of our total consolidated assets, as of the last day of the most recent fiscal quarter ended at least 30 days prior to the date of determination, or one of our subsidiaries designated as a restricted subsidiary.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

The terms of the indenture and the notes do not provide protection against corporate events that could adversely impact your investment in the notes.

Neither we nor any of our subsidiaries are restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. At March 31, 2011, we had $561.0 million in senior and subordinated long-term indebtedness outstanding. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes, and a risk that the credit rating of the notes is lowered or withdrawn. We expect that we will enter into a new revolving credit facility providing additional credit of an aggregate principal amount of approximately $150 million with the ability to request and, if THG is able to obtain lender commitments therefor, borrow, an additional amount of up to approximately $100 million, and from time to time incur additional debt and other liabilities. In addition, the indenture will not require us to offer to purchase the notes in connection with a change of control.

Furthermore, the indenture and the related supplemental indenture for the notes do not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	limit the ability of our subsidiaries to service indebtedness;

•

limit our or any of our subsidiaries’ ability to sell assets (other than certain restrictions on our ability to consolidate, merge or sell all or substantially all of our assets and our ability to sell the stock of certain subsidiaries);

•	limit our or any of our subsidiaries’ ability to enter into transactions with affiliates;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture, the related supplemental indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for securities and by changes in the financial performance or prospects of our company or companies in our industry. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

Risks Related to THG

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including “Item 1A. Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as updated by other SEC filings filed after such annual report.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of notes will be approximately $295.1 million, after deducting the underwriting discount and estimated offering expenses payable by us.

We currently intend to use all of the net proceeds from the sale of the notes and a portion of the $328.0 million of cash and securities that we have deposited in escrow to fund the Acquisition. The balance of the escrowed amount is intended for the repayment of certain indebtedness of the company (including Chaucer) and/or for general corporate and working capital purposes, which may include repurchase of shares of our common stock, capital expenditures, possible acquisitions and repurchase or redemption of notes outstanding, and any other general corporate purposes. Pending these uses, we intend to invest any available net proceeds from this offering in investment grade, interest-bearing instruments. If (i) the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to us the cash and securities held in escrow pursuant to the Escrow Agreement, then we will redeem all the notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price. See “Description of Notes—Special Mandatory Redemption”.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2010 on an actual basis, as adjusted to give effect to the sale of the notes (after deducting the underwriting discount and estimated fees and expenses) and on a pro forma as adjusted basis to give effect to the Acquisition.

This table should be read in conjunction with “Prospectus Supplement Summary—Acquisition of Chaucer,” “Use of Proceeds,” our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, and the consolidated financial statements of Chaucer, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2010
	THG Actual	As Adjusted	Pro Forma As Adjusted
	($ in millions)
Cash and cash equivalents:
THG	$290.4	$585.5	$102.9	(2)
Chaucer (1)	—	—	825.3

Total cash and cash equivalents	$290.4	$585.5	$928.2

Long-term debt:
THG: (5)
Debt related to junior subordinated debentures	$129.2	$129.2	$129.2	(3)
FHLBB borrowing (secured)	134.5	134.5	134.5	(4)
Senior debentures (unsecured)	320.7	320.7	320.7
Surplus notes	4.0	4.0	4.0
Capital Securities	17.5	17.5	17.5
Notes offered hereby	—	300.0	300.0
Chaucer:
Subordinated debt (1)	—	—	64.5

Total long-term debt	$605.9	$905.9	$970.4

Total shareholders’ equity	$2,460.5	$2,460.5	$2,460.5

Total capitalization	$3,066.4	$3,366.4	$3,430.9

Debt to Total Capital Ratio	19.8%	26.9%	28.3%

(1)	Information for Chaucer has been derived from the consolidated IFRS financial statements of Chaucer in GBP, incorporated by reference in this prospectus supplement and the accompanying prospectus. GBP amounts have been converted into US Dollars using a December 31, 2010 spot conversion rate of 1.5612 for convenience. This data reflects the Final Dividend of $23.5 million declared at Chaucer’s Annual General Meeting on May 19, 2011 and paid on May 27, 2011.
(2)	Includes payment of 298 million GBP related to the Acquisition, which was converted to U.S. Dollars assuming a currency exchange rate of 1.623 on June 10, 2011, which is partially offset by the expected $0.9 million settlement of currency exchange forward agreements.
(3)	Does not include any adjustment for the retirement of $48.0 million of debt on February 15, 2011.
(4)	Does not reflect the commitment to the Federal Home Loan Bank of Boston to borrow an additional US$36.8 million through January, 2012, all of which will mature in 2020.
(5)	Does not reflect the Proposed Credit Facility.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data (the “Pro Forma Data”) are presented to illustrate the impact of the Acquisition and the proposed issuance by THG of $300 million of notes (the “Transactions”), on selected aspects of THG’s financial position, results from operations and business. For a description of the Acquisition, see “Prospectus Supplement Summary—Acquisition of Chaucer,” “Prospectus Supplement Summary—Financing for the Acquisition” and “Use of Proceeds.” The following Pro Forma Data are based on:

1.	the historical audited consolidated financial statements of THG as of and for the year ended December 31, 2010 incorporated by reference in this prospectus supplement and the accompanying prospectus;

2.	the historical audited consolidated financial statements of Chaucer as of and for the year ended December 31, 2010, incorporated by reference in this prospectus supplement and the accompanying prospectus; and

3.	historical financial data of THG and Chaucer prepared on a basis consistent with the audited consolidated financial statements.

The historical audited consolidated financial statements of Chaucer have been prepared using IFRS as issued by the IASB using GBP as the reporting currency. The information derived from Chaucer’s consolidated financial statements and used in calculating the Pro Forma Data presented below has been converted from IFRS to U.S. GAAP and includes estimated preliminary purchase accounting adjustments. Other historical financial data of Chaucer used in calculating the Pro Forma Data have been converted to U.S. GAAP on a basis consistent with the conversion of Chaucer’s audited consolidated financial statements to U.S. GAAP. Income statement data used in this section have been converted from GBP figures using a weighted average conversion rate of 1.5457 for the period starting January 1, 2010 and ending December 31, 2010. Balance sheet data used in this section have been converted from GBP figures using a December 31, 2010 spot conversion rate of 1.5612. In calculating the Pro Forma Data for the year ended December 31, 2010, we have assumed that the Transactions occurred as of January 1, 2010. In calculating the Pro Forma Data as of December 31, 2010, we have assumed the Transactions occurred as of December 31, 2010. In addition, certain financial information of Chaucer used in calculating the Pro Forma Data was reclassified to conform to the historical presentation in THG’s consolidated financial statements for purposes of preparation of the Pro Forma Data.

Within 75 days following the closing date of the Acquisition, THG is required to file with the SEC unaudited pro forma financial statements for the Acquisition including purchase accounting adjustments. The purchase accounting adjustments to be used in the pro forma financial statements depend on valuations and other studies that have yet to commence or progress to a stage for a definitive measurement, the interest rate on the notes and other factors subject to change. As a result, the purchase accounting adjustments used in the pro forma financial statements are likely to differ from the estimated preliminary purchase accounting adjustments used to calculate the Pro Forma Data.

The Pro Forma Data have been prepared by management for illustrative purposes only and are not necessarily indicative of the financial position, results of operations or other metrics that would have been realized had the Acquisition occurred as of the dates indicated, nor are they meant to be indicative of any anticipated financial position, results of operations or other metrics that Chaucer and THG will experience after the Acquisition. In addition, the Pro Forma Data do not include any expected synergies which may be achievable subsequent to the Acquisition or the impact of any one-time transaction related costs.

The Pro Forma Data should be read in conjunction with the historical consolidated financial statements and related notes of THG and the historical consolidated financial statements and related notes of Chaucer, each incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Pro Forma Data provide only a limited basis to evaluate the impact of the Acquisition and you should not place undue reliance on the Pro Forma Data.

Pro Forma Net Premiums and Total Assets

If the Acquisition had been completed on January 1, 2010, on an unaudited pro forma basis, we would have generated net premiums earned of approximately US$3.8 billion in the year ended December 31, 2010, as compared to US$2.8 billion on a historic basis. If the Acquisition had been completed as of December 31, 2010, on an unaudited pro forma basis we would have had total assets of approximately US$12.0 billion, as compared to US$8.6 billion on a historic basis.

Pro Forma Business and Geographic Mix

If the Acquisition had been completed on January 1, 2010, on an unaudited pro forma basis, the portion of net premiums earned represented by specialty insurance would have increased from approximately 18% to approximately 28% in the year ended December 31, 2010. Further, we currently do not originate any business outside the U.S., but if the Acquisition had been completed on January 1, 2010, on a pro forma basis, the combined company would have generated approximately 19% of net premiums earned from markets outside the U.S. in the year ended December 31, 2010. The tables below illustrate the historic and pro forma mix of net earned premiums by business and geographic source as a percentage of aggregate net earned premiums for the year ended December 31, 2010.

Net Earned Premiums for the Year Ended December 31, 2010

	THG Historical		Chaucer Historical		Pro Forma
Specialty	18	%(1)	57	%(2)	28	%(2)
U.S. Personal Lines	52%		—		39%
U.S. Commercial Lines	30%		—		23%
Reinsurance	—		19	%(3)	5	%(3)
U.K. Motor	—		24%		5%

Total	100%		100%		100%

Total Net Earned Premiums (in millions)	$2,841		$922		$3,763

(1)	THG’s specialty includes other commercial, including coverages such as program business, inland marine, bonds and professional liability.
(2)	Chaucer specialty includes property, liability, aviation, marine, energy and nuclear.
(3)	Chaucer reinsurance includes property, marine and liability treaty.

Net Earned Premiums for the Year Ended December 31, 2010

	THG Historical	Chaucer Historical	Pro Forma
U.S.	100%	23%	81%
Middle East, Africa and Asia Pacific	—	11%	3%
Europe	—	28%	7%
Worldwide	—	38%	9%

Total	100%	100%	100%

Pro Forma Operating Performance

On a pro forma basis, our 2010 Property & Casualty (“P&C”) combined ratio would have been 99.4% compared to 100.1% on a historic basis and our 2010 pre-tax P&C segment income would have been $286 million compared to $228 million on a historic basis. Pre-tax P&C segment income excludes federal income taxes; net realized investment gains and losses; and net gains and losses on disposals of businesses, discontinued operations, restructuring costs, extraordinary items, the cumulative effect of accounting changes and certain other items. Pre-tax P&C segment income is a non-GAAP measure and is reconciled to the closest GAAP measure below.

Pro Forma Investment Portfolio

Cash and equivalents would have represented 15% of our pro forma investment portfolio. In addition, our fixed income portfolio would have represented 82% of our total pro forma investment portfolio, with 94% investment grade, an average rating of AA-, a weighted average duration of approximately 3.6 years. The following table sets forth the historic and pro forma composition of the investment portfolio as of December 31, 2010.

	THG Historical	Chaucer Historical	Pro Forma
Corporate	47%	40%	45%
MBS/SMBS/ABS	22%	6%	18%
Municipals	18%	—	13%
Government Agency	5%	10%	6%
Equity and Other	3%	2%	3%
Cash & Equivalents	5%	42%	15%

Total	100%	100%	100%

Total Cash and Investments (in millions)	$5,376	$2,044	$7,420

Holding Company Liquidity

The following table sets forth cash and investments held by our holding company as of March 31, 2011, adjusted to reflect dividends received from our primary insurance subsidiary on April 15, 2011, the offering of the Notes and the Acquisition:

	Cash and investments
	($ in millions)
Balance at March 31, 2011	$379.0
Dividends from insurance subsidiary received on April 15, 2011	99.0
Net proceeds from Note offering (estimated)	295.1
Chaucer Acquisition Price	(483.5	)(1)
Settlement of currency exchange forward agreements	0.9	(2)

	$290.5

(1)	The Chaucer Acquisition Price assumes that no shareholders of Chaucer elect to receive Acquisition Notes instead of cash. In the event shareholders of Chaucer elect to receive Acquisition Notes, cash consideration may be reduced by as much as 20 million GBP. The Chaucer Acquisition Price totals 298 million GBP, which was converted to U.S. Dollars assuming a currency exchange rate of 1.623 on June 10, 2011.
(2)	In connection with the Acquisition, we entered into a series of currency exchange forward agreements. The settlement amount for such agreements assumes settlement on the closing date of the Acquisition and a currency exchange rate of 1.623 at the time of such closing.

In addition to the $99.0 million of dividends paid by our primary insurance company subsidiary on April 15, 2011, we anticipate that our primary insurance company subsidiary will have the regulatory capacity to pay an additional $75 million in dividends to our holding company in December 2011.

In order to add additional capital flexibility and liquidity, THG is also in negotiations for a $150 million revolving credit facility with the ability to request and, if THG is able to obtain lender commitments therefor, borrow, an additional amount of up to approximately $100 million. No commitments have been made and terms have not been agreed.

After giving effect to the note offering, we estimate that annual interest payments for holding company debt will total approximately $54.7 million.

Pro Forma EBIT Coverage Ratio

The following table sets forth annualized interest payments for the year ended December 31, 2010, on a historic basis, adjusted to give effect to the issuance of the Notes and pro forma as adjusted to give effect to the Acquisition and the issuance of the Notes. The table also presents the pro forma ratio of earnings before interest and taxes (“EBIT”) excluding realized (gains) losses to annualized interest payments for the year ended December 31, 2010.

	Year ended December 31, 2010
	($ in millions)
	THG Actual	As Adjusted	Pro Forma As Adjusted
Coverage Calculations:
Annualized interest payments	$44.3	$63.4	$70.0

EBIT excluding realized (gains) losses			284.1
EBIT excluding realized (gains) losses / annualized interest payments			4.1x

Reconciliation of Non-GAAP Financial Information to Closest GAAP Measure

Pre-tax P&C segment income and EBIT excluding realized (gains) losses are non-GAAP measures. The closest GAAP measure is income from continuing operations before taxes. The following provides for a reconciliation from pre-tax P&C segment income to EBIT excluding realized (gains) losses to income from continuing operations before taxes for the year ended December 31, 2010. The pro forma figures in this table are adjusted to give effect to the Acquisition and the issuance of the Notes.

	Historical	Pro Forma As Adjusted
	(in millions)
Pre-tax P&C segment income	$227.7	$286.1
Loss on retirement of debt	(2.0)	(2.0)

EBIT excluding realized (gains) losses	225.7	284.1
Realized gains	29.7	24.6
Interest expense	(44.3)	(70.0)

Income from continuing operations before taxes	$211.1	$238.7

Pre-tax P&C segment income is presented before taxes and other items which management believes are not indicative of our core operations. More specifically, pre-tax P&C segment income excludes federal income taxes; net realized investment gains and losses; and net gains and losses on disposals of businesses, discontinued operations, restructuring costs, extraordinary items, the cumulative effect of accounting changes and certain other items. EBIT excluding realized (gains) losses is earnings excluding realized gains and losses and before interest and taxes. Pre-tax P&C segment income and EBIT excluding realized (gains) losses are both non-U.S. GAAP financial measures and are presented in this prospectus supplement because THG’s management considers them important supplemental measures of our performance and believes that they are frequently used by interested parties in the evaluation of companies in the industry. Pre-tax P&C segment income and EBIT excluding realized (gains) losses should not be considered in isolation of, or as substitutes for, an analysis of THG’s results as reported under U.S. GAAP. THG’s management relies primarily on the U.S. GAAP results and uses pre-tax P&C segment income and EBIT excluding realized (gains) losses as supplemental information.

DESCRIPTION OF NOTES

The following description is a summary of the particular terms of the notes. This summary supplements, and to the extent it is inconsistent therewith replaces, the description of the general terms and provisions of the notes set forth under “Description of the Debt Securities” in the accompanying prospectus dated January 21, 2010. In this “Description of Notes” section, the terms “we,” “our,” “us” and THG refer solely to The Hanover Insurance Group, Inc., and do not include its subsidiaries.

General

We will issue the notes as a separate series of debt securities under the indenture referred to in the accompanying prospectus and a supplemental indenture establishing the terms of the notes between us and U.S. Bank National Association, as trustee (the “Trustee”). The statements made under this heading relating to the notes are summaries of the material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the notes, the indenture and the supplemental indenture, including the definitions therein of certain terms. The notes will be our senior unsecured obligations and will rank equal in right of payment to all of our other existing and future indebtedness and other liabilities that are not, by their terms, expressly subordinated in right of payment to the notes. We will issue notes in an aggregate initial principal amount of $300,000,000. The indenture does not limit the amount of indebtedness which may be issued thereunder, and indebtedness may be issued under the indenture from time to time in separate series up to the aggregate amount from time to time authorized by THG. We will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on June 15, 2021.

Interest on the notes will accrue from June 17, 2011 at the rate of 6.375% per annum. Interest will be payable semi-annually on June 15 and December 15, commencing on December 15, 2011. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make each interest payment to the persons in whose names the notes are registered at the close of business on the June 1 or December 1 preceding the next interest payment date. Principal of and interest on the notes will be payable, and the transfer of the notes will be registrable, through the Depositary as described under “Description of Notes—Book-Entry System.”

Subject to certain restrictions relating to our and any of our restricted subsidiaries’ ability to incur, issue, assume or guarantee any indebtedness secured by a lien on (A) any shares of capital stock issued by a restricted subsidiary and held by us or another restricted subsidiary or (B) any indebtedness of a restricted subsidiary owing to and held by us or another restricted subsidiary, the indenture does not contain any provisions that would limit the ability of THG to incur additional indebtedness.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount, in which case any additional notes so issued will have the same form and terms (other than the public offering price and date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, provided, however, that no such additional notes may be issued unless such additional notes are either fungible with the notes for U.S. federal income tax purposes or are issued with a different CUSIP number. The notes and any such additional notes will constitute a single series under the indenture unless the additional notes are issued with a different CUSIP number.

Special Mandatory Redemption

If (i) the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, and (ii) the Escrow Agent has released to us the cash and securities held in escrow pursuant to the Escrow Agreement, then we will redeem all the notes on the Special Mandatory Redemption Date at the Special

Mandatory Redemption Price. Notice of the foregoing redemption shall be given to the holders of the notes at least five days and not more than fifteen days before the Special Mandatory Redemption Date, and to the Trustee at least 10 days prior thereto (unless a shorter notice period shall be acceptable to the trustee). If funds sufficient to pay the Special Mandatory Redemption Price of all of the notes to be redeemed are deposited with U.S. Bank National Association, in its capacity as paying agent, on or before the Special Mandatory Redemption Date, then on and after such redemption date, the notes will cease to bear interest and, other than the right to receive the Special Mandatory Redemption Price, all rights under the notes shall terminate.

We entered into the Bridge Agreement and the Escrow Agreement to meet the “funds certain” requirement of The United Kingdom City Code on Takeovers and Mergers in connection with the Acquisition. Under the Escrow Agreement, if the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, the Counterparty is required to instruct the Escrow Agent to release to us the cash and securities held in escrow pursuant to the Escrow Agreement once it receives evidence from us satisfactory to the Counterparty that the closing of the Acquisition has not occurred prior to such time. We shall provide to the Counterparty evidence available to us of the failure to consummate the Acquisition no later than November 1, 2011 if the closing of the Acquisition has not occurred prior to 5:00 p.m. (New York City time) on October 31, 2011, unless the cash and securities held under the Escrow Agreement have been released to us pursuant to the terms thereof prior to such date (which may occur if the Scheme has been withdrawn, has lapsed or has been rejected by the High Court of Justice of England and Wales prior to such date). See “Prospectus Supplement Summary—Financing for the Acquisition”.

The following definitions shall be applicable:

“Escrow Agreement” means, the Escrow Agreement, dated as of April 18, 2011 among THG, Goldman Sachs International (the “Counterparty”) and the Bank of New York Mellon (the “Escrow Agent”).

“Special Mandatory Redemption Date” means, the date that is 15 days after the later of (i) October 31, 2011 and (ii) the release to us of the cash and securities held in escrow pursuant to the Escrow Agreement.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes then outstanding together with accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date.

Optional Redemption

The notes will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued and unpaid to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest thereon to, but not including, the date of redemption. Further installments of interest on the notes to be redeemed that are due and payable on the interest payment dates falling on or prior to a redemption date shall be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes and the indenture.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of (i) Goldman, Sachs & Co., Morgan Stanley and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities or their affiliates; and (ii) up to three other primary U.S. Government securities dealers in the City of New York (each, a “Primary Treasury Dealer”) selected by us, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, we shall substitute therefor another such Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed; provided that notice of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of notes. If fewer than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by lot or any other such method as the trustee deems to be fair and appropriate.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Sinking Fund

The notes will not be entitled to the benefit of a sinking fund.

Certain Covenants

The following covenants apply to the notes.

Restrictions on Issuance or Disposition of Stock of Restricted Subsidiaries. THG will not, nor will it permit any Restricted Subsidiary to, issue, sell or otherwise dispose of any shares of Capital Stock (other than non-voting Preferred Stock) of any Restricted Subsidiary, except for:

(i) directors’ qualifying shares;

(ii) sales or other dispositions to THG or to one or more Subsidiaries that are Restricted Subsidiaries or that will become Restricted Subsidiaries immediately after the sale or disposition;

(iii) the disposition of all or any part of the Capital Stock of any Restricted Subsidiary for consideration which is at least equal to the fair value of such Capital Stock as determined by THG’s or such Restricted Subsidiary’s board of directors, as the case may be (acting in good faith), in any case in accordance with the laws of the jurisdiction of formation of such Person; provided, however, that any such Capital Stock issued, sold, granted, transferred or otherwise disposed of to any employee, officer, director, agent or consultant pursuant to any agreement, plan or arrangement approved by the board of directors of THG or such Restricted Subsidiary, as appropriate, shall be deemed to be issued, sold or otherwise disposed of at fair value; or

(iv) any issuance, sale, assignment, transfer or other disposition made in compliance with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of THG or any Restricted Subsidiary.

Limitations on Liens. Except as provided below, neither THG nor any Restricted Subsidiary may incur, issue, assume or guarantee any Indebtedness secured by a Lien on (A) any shares of Capital Stock issued by a Restricted Subsidiary and held directly or indirectly by THG or another Restricted Subsidiary or (B) any Indebtedness of a Restricted Subsidiary owing to and held directly or indirectly by THG or another Restricted Subsidiary, without effectively providing that the notes (together with, if THG shall so determine, any other Indebtedness which is not subordinated to the notes) shall be secured equally and ratably with (or prior to) such Indebtedness, so long as such Indebtedness shall be so secured; provided, however, that this covenant shall not apply to Indebtedness secured by:

(i) Liens in favor of, or required by, governmental authorities, including insurance regulatory authorities;

(ii) Liens existing on the issue date of the notes;

(iii) Liens on any shares of Capital Stock or Indebtedness of any corporation (including any Subsidiary) (a) existing at the time such corporation becomes a Restricted Subsidiary or merges into or consolidates with THG or a Restricted Subsidiary and (b) not incurred in contemplation thereof;

(iv) Liens in favor of THG or any Restricted Subsidiary;

(v) Liens, pledges or deposits to secure statutory obligations, including Liens and deposits required or provided for under state insurance laws and similar regulatory statutes;

(vi) materialmen’s, mechanic’s, carrier’s, workmen’s, repairmen’s, or other like Liens, and pledges and deposits made in the ordinary course of business to obtain the release thereof; and

(vii) any extension, renewal or replacement as a whole or in part, of any Lien referred to in the foregoing clauses (i) to (vi) inclusive; provided, however, that (a) such extension, renewal or replacement Lien shall be limited to all or a part of the same shares of Capital Stock or the same Indebtedness that secured the Lien extended, renewed or replaced and (b) the Indebtedness secured by such Lien at such time is not so increased.

Any Lien that is granted to secure the notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described above that triggered the obligation to secure the notes.

The indenture does not contain any provisions other than the foregoing that will restrict THG from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The indenture does not contain any financial ratios or specified levels of net worth or liquidity which THG must maintain.

For purposes of the covenants described above, the following terms will be applicable:

“Capital Stock” for any corporation means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that corporation.

“Consolidated Assets” mean our assets and the assets of our consolidated subsidiaries, to be determined as of the last day of the most recent fiscal quarter ended at least 30 days prior to the date of the determination, for which internal financial statements are available and have been prepared in accordance with generally accepted accounting principles in the U.S. as in effect on the last day of that fiscal quarter.

“Indebtedness” of any Person means indebtedness for borrowed money and indebtedness under purchase money mortgages or other purchase money liens, in each case where such indebtedness has been created, incurred, or assumed by such Person to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles in the U.S., guarantees by such Person of such indebtedness of others, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock or limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of the dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Restricted Subsidiary” means (i) any Subsidiary the assets of which, determined as of the last day of the most recent fiscal quarter ended at least 30 days prior to the date of determination, for which internal financial statements are available and have been prepared in accordance with generally accepted accounting principles in the U.S. as in effect on the last day of that fiscal quarter, exceed 15% of the Consolidated Assets, or (ii) any Subsidiary designated as a restricted subsidiary by the board of directors, or similar governing body, of such Subsidiary, effective as of the date of such designation.

“Subsidiary” means (i) a corporation, a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly owned by THG, by one or more Subsidiaries of THG or by THG and one or more Subsidiaries of THG, (ii) a partnership in which THG or a Subsidiary of THG holds a majority interest in the equity capital or profits of such partnership, or (iii) any other Person (other than a corporation or partnership) in which THG, a Subsidiary of THG or THG and one or more Subsidiaries of THG, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

Defeasance

The notes will be subject to defeasance and discharge, and the covenants set forth above under “Certain Covenants—Restrictions on Issuance or Disposition of Stock of Restricted Subsidiaries” and “Certain Covenants—Limitations on Liens” will be subject to covenant defeasance as set forth in the indenture. See “Description of the Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus.

Book-Entry System

Global Notes

We will issue the notes in the form of one or more global notes in fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC, in the U.S., Clearstream Banking, société anonyme, Luxembourg, which we refer to as “Clearstream”, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear”, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the “Euroclear Operator”, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative”. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain of the U.S. federal tax consequences of the ownership and disposition of the notes. This summary:

•

is based on the Internal Revenue Code of 1986, as amended, or the “Code,” U.S. Treasury regulations issued under the Code, judicial decisions and administrative pronouncements, all of which are subject to different interpretation and to change. Any such change may be applied retroactively and may adversely affect the U.S. federal tax consequences described in this prospectus supplement;

•

addresses only tax consequences to investors that both (1) purchase the notes upon their original issuance for cash at their issue price (generally, the first price to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, at which a substantial amount of the notes is sold for money); and (2) hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, generally, for investment purposes);

•

does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax or the recently enacted Medicare tax on certain investment income);

•

does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under U.S. federal income tax laws (such as insurance companies; financial institutions; tax-exempt organizations; retirement plans; regulated investment companies; dealers in securities; U.S. Holders (as defined below) whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar; holders holding the notes as part of a straddle or integrated transaction; former U.S. citizens or long-term residents subject to taxation as expatriates under Sections 877 or 877A of the Code; or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•	does not discuss the effect of other U.S. federal tax laws (such as estate and gift tax laws), or of any state, local, or non-U.S. tax laws; and

•

does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes), except to the limited extent specifically indicated below.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

We have not sought and do not intend to seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

Prospective investors should consult their own tax advisors with regard to the tax consequences to them in light of their particular situation and the application of any other U.S. federal as well as state, local, or non-U.S. tax laws, including gift and estate tax laws, and tax treaties.

Certain U.S. Federal Income Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of the notes by a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for U.S. federal income tax purposes:

•

an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of, the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Treatment of Stated Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest is paid or accrues in accordance with the U.S. Holder’s method of tax accounting.

Certain Contingencies

If the issuer is required to repurchase the notes prior to their maturity date (as described in “Description of Notes—Special Mandatory Redemption”), the yield on the notes may be greater than it would otherwise be. The issuer’s obligation to pay such excess amount may cause the notes to be treated as “contingent payment debt instruments” under the applicable U.S. Treasury Regulations. Under these regulations, however, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, based on all the facts and circumstances as of the issue date, one “payment schedule” on the notes is significantly more likely than not to occur. We believe that it is significantly more likely than not that the notes will not be redeemed prior to maturity and will instead be subject to the “payment schedule” in which payments of principal and stated interest on the notes will be made pursuant to their terms until their final maturity date (as described in “Description of Notes—General). Thus, we intend to take the position that the notes are not subject to the rules governing contingent payment debt instruments. If the IRS takes the position that the notes should not be treated as subject to that “payment schedule” and that the possibility of the special redemption is not to be ignored, it could affect the amount, character and timing of the income recognized by a U.S. Holder. You are urged to consult your own tax advisors regarding the potential application of these rules to the notes and the consequences thereof. This discussion assumes that the notes are not treated as contingent payment debt instruments.

Treatment of Taxable Dispositions of Notes

Upon the sale, exchange, retirement, or other taxable disposition, including a special or optional redemption (each, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the cost of the note to such U.S. Holder reduced by any payments (other than payments that are stated interest) received on the note. Gain or loss realized on the disposition of a note generally will be capital gain or loss to the U.S. Holder. Such gain or loss will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year, and otherwise generally will be short-term capital gain or loss. Long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to significant limitations.

Certain Information Reporting Requirements and Backup Withholding

We (or, if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary) may be required to file information returns with the IRS with respect to payments of interest made to U.S. Holders, and, in some cases, with respect to disposition proceeds of the notes (including a retirement or the special or optional redemption), unless an exception applies.

In addition, a U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% in 2013) on those payments if the U.S. Holder does not provide its taxpayer identification number in the manner required, fails to certify that it is not subject to backup withholding, fails properly to report in full its dividend and interest income, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability (or may be refunded) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of these information reporting and backup withholding rules.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, “Non-U.S. Holder” means a beneficial owner of a note or notes, other than a partnership (or other entity or arrangement) classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies,” or under tax treaties to which the U.S. is a party. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local, and non-U.S. tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on a note if the interest income qualifies for the “portfolio interest exemption.” Interest income on a note will qualify for the “portfolio interest exemption” if each of the following requirements is satisfied:

•	the interest income is not effectively connected with the conduct of a trade or business in the U.S.;

•	the Non-U.S. Holder appropriately certifies its status as a non-U.S. person (as described below);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” (within the meaning of the Code) that is actually or constructively related to us through stock ownership; and

•	the Non-U.S. Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to foreign partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders in addition to the partnership or other pass-through entity. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement, and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exemption” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% U.S. withholding tax, unless another exemption or a reduced withholding rate applies. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form) establishing that the holder is entitled to claim the benefit of the applicable tax treaty. Alternatively, an exemption applies to the 30% U.S. withholding if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. The Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (or suitable substitute or successor form) in order to claim an exemption from withholding tax. In the latter case, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as a U.S. Holder, as described above, unless an applicable income tax treaty provides otherwise. In addition, Non-U.S. Holders that are corporations may be subject to a branch profits tax with respect to any such U.S. trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Taxable Dispositions of Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the taxable disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the U.S.).

If the first exception above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the taxable disposition of the note) exceed capital losses allocable to U.S. sources. If the second exception above applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Certain U.S. Information Reporting Requirements and Backup Withholding

The U.S. rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

interest payments received by a Non-U.S. Holder will be exempt from backup withholding if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest exemption” where the Non-U.S. Holder satisfies the certification requirements described above under “—Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders—Treatment of Interest.” The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting (on Form 1042-S) will apply to payments of interest even if certification is provided and the interest is exempt from the 30% withholding tax; and

•

sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described above under “—Certain U.S. Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest.” In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the non-U.S. office of a broker that has one of certain connections to the U.S.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability (or may be refunded) provided the required information is timely furnished to the IRS. Prospective Non-U.S. Holders should consult their tax advisors concerning the application of these information reporting and backup withholding rules.

The Effect of Certain Recently Enacted Legislation

Under certain recently enacted legislation, after December 31, 2012, additional withholding could apply to most types of U.S.-source payments (including payments of principal, interest and proceeds from sales or other dispositions (including a retirement or redemption)) to certain non-United States Holders (or United States Holders who own notes through foreign accounts or foreign intermediaries) who fail to comply with this recent legislation’s new reporting and disclosure obligations. However, the legislation contains an exception that provides that the new withholding tax will not apply to payments made on debt instruments that are outstanding on March 18, 2012. It is possible that payments to holders on the notes would not be subject to additional withholding under these new rules. Nonetheless, because this recent legislation is new and the United States Treasury has broad authority to interpret the new rules and promulgate regulations, you should consult your tax advisor concerning the rules in this recent legislation that may be relevant to your investment in the notes.

THE FOREGOING DISCUSSION IS FOR GENERAL PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF NOTES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY OTHER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

THG and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount
Goldman, Sachs & Co.	$108,960,000
Morgan Stanley & Co. LLC	81,720,000
Wells Fargo Securities, LLC	81,720,000
Barclays Capital Inc.	6,900,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	6,900,000
J.P. Morgan Securities LLC	6,900,000
Lloyds Securities Inc.	6,900,000

Total	$300,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.400% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are a new issue of securities with no established trading market. THG has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

THG estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $0.9 million.

THG has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for THG, for which they received or will receive customary fees and expenses. In particular, Goldman, Sachs & Co. is acting as our financial advisor in connection with our acquisition of Chaucer. In addition, an affiliate of Goldman, Sachs & Co. is a party to the Escrow Agreement, and affiliates of each of Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are the sole lenders under our Bridge Agreement. THG entered into the Bridge Agreement in order to satisfy the funds certain requirement of The United Kingdom City Code on Takeovers and Mergers in connection with the proposed acquisition of Chaucer. Under the Bridge Agreement, the lenders agreed to provide THG up to $180 million to finance the acquisition of Chaucer. If the net proceeds of this offering are $180 million or more, all commitments of the lenders to extend loans under the Bridge Agreement will terminate.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of THG. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offering Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to THG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

VALIDITY OF THE NOTES

The validity of the notes offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Chaucer Holdings PLC at December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010, which are incorporated by reference from the Form 8-K, dated June 14, 2011, of The Hanover Insurance Group, Inc. in this prospectus supplement and the accompanying prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein, and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As described in the accompanying prospectus under the caption “Where You Can Find More Information,” we have incorporated by reference into that prospectus our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 24, 2011;

•

Our Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2011 (with respect to information contained in such Proxy Statement that is incorporated into part III of our Annual Report on Form 10-K only);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 9, 2011; and

•	Our Current Reports on Form 8-K, filed with the SEC on March 3, 2011, April 21, 2011, May 18, 2011, May 24, 2011 and June 14, 2011.

PROSPECTUS

Debt Securities

The Hanover Insurance Group, Inc. may offer debt securities from time to time in one or more offerings. This prospectus describes some of the general terms of these securities. The specific terms of the debt securities to be offered and other information as to the terms and matters related to a specific offering will be described in one or more prospectus supplements to this prospectus. The prospectus supplements may also add to, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell any debt securities unless accompanied by a prospectus supplement. You should read carefully both this prospectus and any prospectus supplement before making your investment decision.

We may offer and sell the debt securities on an immediate, continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods at prices and on terms determined at the time of offering. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Investing in these securities involves risks that will be described in “Risk Factors” in the applicable prospectus supplement.

The address of our principal executive offices is 440 Lincoln Street, Worcester, Massachusetts, 01653, and our telephone number is (508) 855-1000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 21, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may, at any time and from time to time, in one or more offerings, sell the debt securities described in this prospectus. Each time we offer debt securities using this prospectus, we will provide the specific terms and offering prices and will describe the specific manner in which we will offer these securities in a supplement to this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

The applicable prospectus supplement also may contain important information about certain U.S. federal income tax consequences if you acquire the debt securities being offered by that prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document. We have not authorized anyone to provide you with different information.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “THG,” “we,” “us” and “our” refer to The Hanover Insurance Group, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. Our filings are also available to the public from the website maintained by the SEC at http://www.sec.gov.

The SEC’s rules allow us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules) after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus:

•	our Proxy Statement on Schedule 14A filed on March 27, 2009 (with respect to information contained in such proxy statement that is incorporated into Part III of our Annual Report on Form 10-K only);

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for each of the three months ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•

our Current Reports on Form 8-K filed on January 7, 2009, March 23, 2009, May 15, 2009, September 25, 2009, September 25, 2009, October 21, 2009, December 8, 2009, December 9, 2009 and January 8, 2010.

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing or telephoning us at the following address:

The Hanover Insurance Group, Inc.

Attn: Investor Relations

440 Lincoln Street

Worcester, Massachusetts 01653

(508) 855-1000

Copies of these filings are also available, without charge, on our website at http://www.hanover.com. The contents of our website have not been, and shall not be deemed to be, incorporated by reference into this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3, referred to herein, including all amendments and exhibits, as the Registration Statement, that we have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the Registration Statement and related exhibits for further information regarding us and our debt securities. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above or from the SEC’s website at http://www.sec.gov. Statements contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

THE HANOVER INSURANCE GROUP, INC.

THG is a holding company organized as a Delaware corporation in 1995. The Hanover Insurance Company (“Hanover Insurance”) and Citizens Insurance Company of America (“Citizens”) are our principal property and casualty subsidiaries.

Our primary business operations include insurance products and services in three property and casualty segments: Personal Lines, Commercial Lines and Other Property and Casualty. We underwrite personal and commercial property and casualty insurance through Hanover Insurance, Citizens and other THG subsidiaries, primarily through an independent agent network concentrated in the Northeast, Southeast and Midwest United States. Additionally, our Other Property and Casualty segment consists of: Opus Investment Management, Inc., which markets investment management services to institutions, pension funds and other organizations; earnings on holding company assets; and a voluntary pools business in which we have not actively participated since 1999.

Our principal executive offices are located at 440 Lincoln Street, Worcester, Massachusetts, 01653 and our telephone number is (508) 855-1000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of our debt securities offered by this prospectus for general corporate and working capital purposes. General corporate and working capital purposes may include repurchase of shares of our common stock, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Nine Months Ended	Fiscal Years Ended
	September 30, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Ratio of Earnings to Fixed Charges	7.287x	4.528x	8.360x	6.879x	2.171x	4.170x

For purposes of the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before federal income taxes, minority interest, extraordinary items and cumulative effect of accounting changes plus appropriate fixed charges. “Fixed charges” consist of interest expense on debt and the portion of operating lease rental expense representative of an interest factor.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the debt securities sets forth the material terms and provisions of the debt securities. In the description that follows, “we”, “us” and “our” refers only to The Hanover Insurance Group, Inc. and not to any of its subsidiaries. The debt securities will be issued under an Indenture (as amended and supplemented from time to time, the “Indenture”), dated as of January 21, 2010, between us and U.S. Bank National Association, a copy of which is an exhibit to the registration statement that contains this prospectus. The specific terms applicable to a particular issuance of debt securities and any variations from the terms set forth below will be set forth in the applicable prospectus supplement.

The following is a summary of the material terms and provisions of the Indenture and the debt securities. You should refer to the Indenture and the applicable prospectus supplement for complete information regarding the terms and provisions of the Indenture and the debt securities.

General

The debt securities will be our senior unsecured obligations and will rank equal in right of payment to all of our other existing and future indebtedness and other liabilities that are not, by their terms, expressly subordinated in right of payment to the debt securities.

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. Under the Indenture, the specific terms of a particular series of debt securities will include the following:

•	the title of the debt securities;

•	any limit on the amount(s) that may be issued;

•	the person to whom any interest on the debt securities shall be payable, if other than the registered holder;

•	the maturity date(s) or the method by which this date or these dates will be determined;

•	the interest rate, if any, or the method of computing the interest rate;

•	the date or dates from which interest will accrue, or how this date or these dates will be determined, and the interest payment date or dates, if any, and any related record dates;

•	the place(s) where payments, if any, will be made on the debt securities and the place(s) where debt securities may be presented for transfer or exchange;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, we may redeem the debt securities;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, we may be required to redeem the debt securities;

•	any mandatory or optional sinking fund or similar provisions;

•	if other than denominations of $1,000 and integral multiples thereof, the denominations in which any debt securities shall be issuable;

•

if other than the full principal amount, the portion of the principal amount, or the method by which the portion will be determined, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•

if other than United States dollars, the foreign currency or units of two or more foreign currencies in which payment of the principal of (and premium, if any) or interest on the debt securities shall be payable;

•

if the principal of (and premium, if any) or interest on the debt securities is payable, at our election or election of the holders, in a currency or units of two or more currencies other than that in which the debt securities are stated to be payable, the period or periods within which, and the terms and conditions, upon which, such election may be made;

•	any index used to determine the amount of payment of the principal of (and premium, if any) or interest on the debt securities;

•	whether the debt securities will not be subject to defeasance or covenant defeasance in advance of the date for redemption or the stated maturity date;

•	whether the debt securities will be issued in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	any additional or different events of default and any change in the right of the trustee or the holders to declare principal due and payable;

•	any additional or different covenants;

•	the form of debt securities; and

•	any other terms of the debt securities.

We will have the ability under the Indenture to “reopen” a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of that series.

Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the Indenture may not protect holders of the debt securities in the event of a highly leveraged or other transaction involving us or our subsidiaries that may adversely affect the holders of the debt securities.

Debt securities may be issued under the Indenture as original issue discount securities. An original issue discount security is a security, including any zero-coupon security, that under applicable U.S. federal income tax law has a “stated redemption price at maturity” that exceeds its “issue price” by more than a de minimis amount. If a series of debt securities is issued as original issue discount securities, the special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be discussed in the applicable prospectus supplement.

Form, Exchange and Transfer

The debt securities will be issuable as registered securities. The ownership or transfer of debt securities will be listed in the security register described in the Indenture.

The Indenture provides that debt securities may be issuable in global form which will be deposited with, or on behalf of, a depositary, identified in an applicable prospectus supplement. If debt securities are issued in global form, one certificate will represent a large number of outstanding debt securities which may be held by separate persons, rather than each debt security being represented by a separate certificate.

If the purchase price, or the principal of, or any premium or interest on any debt securities is payable in, or if any debt securities are denominated in, one or more foreign currencies, the restrictions, elections, certain U.S. federal income tax considerations, specific terms and other information will be set forth in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, debt securities denominated in U.S. dollars will be issued only in denominations of $1,000 and integral multiples thereof.

Debt securities may be presented for registration of transfer with the applicable form of transfer duly executed, at the office of the Security Registrar, as defined in the Indenture, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. This registration of transfer or exchange will be effected upon the Security Registrar being satisfied with the documents of title and identity of the person making the request.

A debt security in global form may not be transferred except as a whole by or between the depositary for the debt security and any of its nominees or successors. A debt security in global form may be exchanged for definitive debt securities only if the depositary notifies us that it is unwilling or unable to continue as depositary, we decide to issue definitive securities, or an event of default shall have occurred and is continuing with respect to the series of debt securities issued in global form. If any debt security of a series is issuable in global form, the applicable prospectus supplement will describe:

•	the manner of payment of principal, premium and interest, if any, on that global debt security, and

•	the specific terms of the depositary arrangement with respect to that global debt security.

Payment and Paying Agents

Unless otherwise specified in an applicable prospectus supplement, we will pay principal, any premium and interest on debt securities at the office of the paying agents we have designated, except that we may pay interest by check mailed to, or wire transfer to the account of, the holder. Unless otherwise specified in any applicable prospectus supplement, payment of any installment of interest on debt securities will be made to the person in whose name the debt security is registered at the close of business on the record date for this interest payment.

The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the applicable prospectus supplement. In addition, we will be required to maintain at least one paying agent in each place of payment for the series.

Consolidation, Merger or Conveyance

We have the ability to merge or consolidate with, or convey, transfer or lease all or substantially all of our property, to another corporation, provided that:

•

in the event we consolidate with or merge into another corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, the corporation formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the debt securities and the performance and observance of every covenant in the Indenture on the part of us to be performed or observed;

•

immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ours or a subsidiary as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has happened and is continuing; and

•

we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with all requirements of the Indenture and that all conditions precedent provided for in the Indenture relating to the transaction have been complied with.

Events of Default

The following are events of default with respect to any series of debt securities issued:

•	default in the payment of any interest upon any security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal of (or premium, if any, on) any security of that series at its maturity;

•	default in the deposit of any sinking fund payment, when and as due by the terms of any security of that series;

•

default in the performance, or breach, of any covenant or warranty in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which has expressly been included in the Indenture solely for the benefit of a series of securities other than the series in respect of which the event of default is being determined), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding securities of that series a written notice specifying such default or breach and requiring it to be remedied;

•

a default under any bond, debenture, note or other evidence of or agreement for indebtedness of ours for money borrowed (including a default with respect to securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed (including the Indenture), whether such indebtedness exists now or is created in the future, and either (1) such default results from the failure to pay the aggregate outstanding principal of such indebtedness in excess of $50,000,000 at the final stated maturity of such indebtedness or (2) such default results in such indebtedness in an aggregate principal amount of $50,000,000 or more becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, in each case, without such indebtedness having been discharged or such acceleration having been rescinded or annulled, within a period of 10 business days after given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding securities of that series a written notice specifying such default and requiring us to cause such indebtedness to be discharged or such acceleration to be rescinded or annulled;

•	specified events of our bankruptcy, insolvency or reorganization; or

•	any other events of default provided with respect to debt securities of that series.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare each debt security of that series due and payable immediately by a notice in writing to us, and to the trustee if given by holders. If an event of default occurs because of specified events of bankruptcy, insolvency or reorganization, the principal amount of each series of debt securities will be automatically accelerated, without any action by the trustee or any holder thereof.

A holder of the debt securities of any series will only have the right to institute a proceeding under the Indenture or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request;

•	these holders have offered indemnity reasonably satisfactory to the trustee to institute proceedings as trustee;

•	the trustee does not institute a proceeding within 60 days; and

•

the trustee has not received written directions inconsistent with the request from the holders of a majority of the principal amount of the outstanding debt securities of that series during that 60 day period.

We will annually file statements with the trustee regarding our compliance with the covenants in the Indenture. The trustee will generally give the holders of debt securities notice within 90 days of the occurrence of an event of default known to the trustee.

Waiver, Modifications and Amendment

The holders of a majority of the principal amount of the outstanding debt securities of any particular series may, on behalf of the holders of all debt securities of the series, waive past defaults with respect to that particular series, except for:

•	the payment of the principal of (or premium, if any) or interest on any security of such series; or

•	defaults relating to any covenants of the Indenture which cannot be changed without the consent of each holder of a debt security directly affected by the change.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected may, on behalf of the holders of all debt securities of the series, waive our compliance with some of the restrictive provisions of the Indenture.

We and the trustee may amend the Indenture with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series that is affected. However, without the consent of each directly affected holder, such changes shall not include the following with respect to debt securities held by a non-consenting holder:

•

change the stated maturity of, the principal of, or any installment of principal of or interest on, any security, or reduce the principal amount, the rate of interest or any premium payable upon the redemption, or reduce the amount of the principal due and payable upon a declaration of acceleration of maturity of a discount security, or change any place of payment where, or currency in which, any security or any premium or the interest is payable, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of redemption, on or after the redemption date);

•

reduce the percentage in principal amount of the outstanding securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults provided for in the Indenture; or

•

modify any of the above requirements or the ability to waive certain past defaults or covenants, except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or certain past defaults cannot be waived without the consent of the holder of each outstanding security directly affected.

For purposes of computing the required consents referred to above, the aggregate principal amount of any outstanding debt securities not payable in U.S. dollars is the amount of U.S. dollars that could be obtained for this principal amount based on the market rate of exchange for the applicable foreign currency or currency unit as determined by the trustee in accordance with the terms of the Indenture.

We and the trustee may amend the Indenture without the consent of the holders for any of the following purposes:

•	to evidence the succession of another person succeeding us and the assumption by any such successor of our covenants in the Indenture and in the debt securities;

•

to add to our covenants for the benefit of the holders of all or any series of debt securities (and if such covenants are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon us in the Indenture;

•

to add any additional events of default with respect to all or any series of debt securities (and if such events of default are to be for the benefit of less than all series of debt securities, stating that such events of default are expressly being included solely for the benefit of such series);

•

to add to or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of debt securities in uncertificated form;

•

to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only when there is no security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

•	to make a change to the debt securities of any series that does not adversely affect the rights of any holder of the debt securities of such series;

•	to establish the form or terms of debt securities of any series as permitted by the Indenture;

•

to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the debt securities of one or more series or to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee;

•

to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect; or

•

to comply with any requirement of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended from time to time.

Defeasance and Covenant Defeasance

Unless otherwise specified in the prospectus supplement relating to a series of debt securities, subject to certain conditions, we may elect either:

•

defeasance for a series of debt securities, whereby we are discharged from any and all obligations with respect to the debt securities of that series, except as may be otherwise provided in the Indenture; or

•	covenant defeasance for a series of debt securities, whereby we are released from our obligations with respect to certain covenants that apply to that series.

We may do so by depositing with the trustee money, and/or certain government securities which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal and any premium and interest on the applicable series of debt securities, and any mandatory sinking fund or analogous payments on their scheduled due dates. This type of a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel meeting the requirements set forth in the Indenture.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association is the trustee under the Indenture. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with U.S. Bank National Association or its affiliates in the ordinary course of business.

PLAN OF DISTRIBUTION

General

The debt securities may be sold:

•	to or through one or more underwriting syndicates represented by managing underwriters;

•	to or through one or more underwriters without a syndicate;

•	through one or more dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of debt securities we sell will describe, to the extent required, information with respect to that offering, including:

•	the name or names of any underwriters or agents and the respective amounts underwritten;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	any material relationships with the underwriters.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the debt securities that we will offer. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase these debt securities will be subject to conditions and the underwriters will be obligated to purchase all of these debt securities if any are purchased.

The debt securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these debt securities for whom they may act as agent. Underwriters may sell these debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

Agents

We may also sell any of the debt securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these debt securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the applicable prospectus supplement.

Direct sales

We may sell any of the debt securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of the applicable securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

Certain relationships

Agents, underwriters and dealers may engage in transactions with, or perform services for, us and our respective subsidiaries in the ordinary course of business.

No assurance of liquidity

The debt securities registered hereby may be a new issue of debt securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series.

VALIDITY OF DEBT SECURITIES

The validity of the debt securities offered by this prospectus and any prospectus supplement will be passed upon for us by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$300,000,000

6.375% Notes due 2021

Prospectus Supplement

June 14, 2011

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley	Wells Fargo Securities

Co-Managers

Barclays Capital

BB&T Capital Markets

J.P. Morgan

Lloyds Securities